ZEUS SECURITIES, INC.

FINANCIAL STATEMENTS

AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2015

TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimates average burden
Hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36214

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Zeus Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 Paddington Circle
(No. And Street)

Smithtown	NY	11787
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Fettig — 631-382-2663
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

Raphael Sanders Goldberg
Nikpour Cohen & Sullivan, CPA's, PLLC
(Name - if individual state last, first, middle name)

97 Froehlich Farm Blvd.	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

CONFIDENTIAL TREATMENT REQUESTED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____William Fettig_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Zeus Securities. Inc._____ , as
of _____December 31_____ , 20___15___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



Karen Z. Fischer
COMMISSION # FF165001
EXPIRES: Nov. 22, 2018
WWW.AARONNOTARY.COM

_____
Signature

General Securities Princiapl
Title

No tay Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



RAPHAEL
SANDERS
GOLDBERG
NIKPOUR
COHEN
SULLIVAN

RSGNC&S

CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg CPA
Mark Raphael CPA
Gary Sanders CPA
Floria Samii-Nikpour CPA
Allan B. Cohen CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Zeus Securities, Inc.

We have audited the accompanying financial statements of Zeus Securities, Inc. (a New York corporation), which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in shareholders' equity, changes in liabilities, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Zeus Securities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Zeus Securities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Zeus Securities, Inc.'s financial statements. The supplemental information is the responsibility of Zeus Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Raphael Sanders Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Sanders Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

March 9, 2016

Zeus Securities, Inc.
Statement of Financial Condition
December 31, 2015

ASSETS

Cash	$	2,637
Deposit with Clearing Broker		25,000
Commissions receivable		2,436
Prepaid Expenses		357
Total current assets		30,430
Total assets	$	30,430

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Commissions payable	$	3,500
Accounts payable and accrued expenses		5,690
Total current liabilties		9,190
Total liabilities		9,190

Shareholders' equity:

Common stock, $1.00 par value; 10,000 shares authorized		10,000
1,000 shares issued and outstanding		
Additional paid-in capital		936,930
Accumulated deficit		(925,690)
Total shareholders' equity		21,240
Total liabilities and shareholders' equity	$	30,430

See accompanying notes to financial statements

-3-

Zeus Securities, Inc.
Statement of Operations
For the Year Ended December 31, 2015

REVENUES

Commissions	$	6,670
Mutual Fund and Annuity Commission		38,066
Management Fee Income		11,206
Other income		101
Interest Income		13
Total revenues		56,056

EXPENSES

Commissions to agents/representatives	45,310
Clearing costs	11,876
Regulatory fees and expenses	1,769
Professional fees	3,298
Office expenses	563
Rent, occupancy, and related costs	6,698
Miscellaneous expenses	2,831
Total expenses	72,345

NET LOSS BEFORE TAXES	$	(16,289)
NYS Franchise Tax		25
Net Loss	$	(16,314)

See accompanying notes to financial statements

-4-

Zeus Securities, Inc.
Statement of Changes in Shareholders' Equity
Year Ended December 31, 2015

	Common Stock - $1.00 Par Value		Additional	Accumulated	
	Shares	Amount	Paid in Capital	Deficit	Total
Balance,December 31, 2014	10,000	$ 10,000	$ 917,875	$ (909,376)	$ 18,499
Capital Contibution	-		$ 19,055		$ 19,055
Net Loss for year				(16,314)	(16,314)
Balance, December 31, 2015	10,000	$ 10,000	$ 936,930	$ (925,690)	$ 21,240

See Accompanying Notes to Financial Statements

Zeus Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVIES

Net Income (Loss)	$	(16,313)
Adjustments to reconcile net loss to net cash used in		
operating activities:		
Changes in assets and liabilities:		
(Increase) decrease in:		
Commissions receivable		(1,876)
Prepaid Expenses		(357)
Increase (decrease) in:		
Commissions payable		1,500
Accounts payable and accrued expenses		333
Net cash used in operating activities		(16,713)

CASH USED IN FINANCING

Capital Contirbutions		19,055
NET INCREASE IN CASH		2,342
Cash, beginning of year		295
Cash, end of year	$	2.637

SUPPLEMANTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for interest	$	-
Cash paid during the year for taxes	$	25

See accompanying notes to financial statements

-6-

NOTE 1 - DESCRIPTION OF BUSINESS

Zeus Securities, Inc. (the "Company") is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Inc. (FINRA) and the Securities Investor Protection Corporation. The Company is a New York Corporation. The Company has adopted December 31 as its year end.

The Company clears all of its securities transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k (2) (ii) since it uses other security firms for clearing.

The Company also sells life insurance, deferred annuity contracts and earns some mutual fund commissions where they deal directly with the seller and the clearing broker. Pursuant to agreements between the Company and FirstSouthwest Securities, all securities transactions of the Company are cleared and its customers are introduced and cleared on a fully disclosed basis through FirstSouthwest Securities. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules are carried by FirstSouthwest Securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of the assets, which are from five to seven years. Expenditures for maintenance and repairs are charged to expense as incurred.

Property and equipment consists of the following as of December 31, 2015:

Office equipment	$	1,949
Furniture and Equipment		2,868
		4,817
Less: accumulated depreciation		4,817
	$	-

Depreciation expense amounted to $0 for the year ended December 31, 2015.

Revenue Recognition

The company earns revenue (commissions) from brokerage activities, which are recognized on a trade date basis. The company is an introducing broker clearing through FirstSouthwest Company and also executes mutual funds and variable annuities application way. The Company's financial statements are prepared using the accrual method of accounting.

Revenues in 2015 were not concentrated with any individual or group.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its corporate income. Instead, the stockholder (Estate) is liable for individual federal income taxes on its share of the Company's income, deductions, losses and credits.

NOTE 3 – RELATED PARTY TRANSACTIONS

In 2015, First Southwest Company and its related entities also became subsidiaries of Hilltop Securities Holdings LLC. FINRA approval for this merger was granted on or about October 22, 2015. There was no disruption of service to either Zeus Securities, Inc. or any of the firm's customers.

During 2013 and through February 18, 2015, Company ownership was entirely held by the Estate of Alan Davidson. On February 19, 2015, the trustee for the estate (Company) and ZAI Capital (US) LLC (Purchaser) entered into a stock purchase agreement to purchase twenty four and nine tenths percent (24.9%) of the company's shares through an initial closing transaction. The purchaser remitted $18,749 for the initial closing consideration with a stipulation of good faith efforts by ZAI to obtain FINRA approval by completing the Change of Membership (CMA) filings by December 31, 2015. As of that date, the CMA had not been filed.

The initial consideration paid to the Estate was invested as equity in the Company. The Purchaser agreed to pay expenses to maintain the investment banking, regulatory compliance, and other expenses attributable to business continuity and ownership conversion.

ZAI Capital (US).LLC provided funding for expenses generated on its behalf approximating $51,300 during the fiscal year and management fee income of $11,206 representing amounts remitted by ZAI in excess of expenses authorized and approved through the fiscal year end.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $ 20,378 which was $15,378 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was .451 to 1.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank accounts at high credit quality financial institutions. The

NOTE 5 (con't)
balances, at times, may exceed federally insured limits of $ 250,000.

NOTE 6 – FINANCIAL INSTRUMENTS

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

Level 2 – Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

At December 31, 2015, the Company's cash equivalent include only "Cash In Bank" is valued utilizing quoted market prices for identical instruments and are thus categorized in Level 1 of the fair value hierarchy.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Lease

Our office is located at 71 Paddington Circle, Smithtown, NY 11787. This is a private residence and there is no lease commitment. No minimum future lease payments are applicable for disclosure.

The company has a storage unit with a monthly rent of $ 357. This agreement is on a month to month basis; therefore, no minimum future lease payments are applicable for disclosure.

ZEUS SECURITIES, INC.
NOTES TO FINANCIALS STATEMENTS
YEAR ENDED DECEMBER 31, 2015

NOTE 8 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through March 9, 2016, the date the financial statements were available to be issued.

During the year 2015, Zeus Securities, Inc. entered into an agreement with ZAI Capital, (US) LLC), (ZAI), a wholly owned subsidiary of a Duchy of Luxembourg Societe Anonyme to purchase all of the stock of the company. As of December 31, 2015, only 24.9% of the shares were purchased. As the Change of Ownership application has not been completed and the change of ownership did not occur as anticipated during the current fiscal year, Zeus is contending that ZAI is now in default of the contract. The agreement allowed for a termination if FINRA approval and the transferring of the remaining balance of Company's shares (74.1%) did not occur by December 31, 2015.

The Company has notified ZAI that it intends to exercise termination of the agreement. As such, the Company's plan will be to consider available investment options from interested parties.

SUPPLEMENTARY INFORMATION

Zeus Securities, Inc..
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2015

NET CAPITAL COMPUTATION:

Total Stockholders' Equity	$	21,240
Deductions on non-allowable assets		
Non-allowable assets:		
Commission Receivable 12b-1 Fees		505
Prepaid Expenses		357
Total non-allowable assets		862
Net capital		20,378
Required Minimum Net Capital		5,000
Excess Net Capital	$	15,378

Aggregate indebtedness:

Aggregate indebtedness as included in the		
Statement of Financial Condition	$	9,190
Ratio of aggregate indebtedness to net capital		.451 to 1

Reconciliation:

Net capital, per unaudited December 31, 2015 FOCUS report, as filed	$	20,378
Net audit adjustments		-
Net capital, per December 31, 2015 audited report, as filed	$	20,378

There are no material differences between the computation of net capital presented above and the
computation of net capital reprted on the Company's unauditied Form X-17A-5, Part 11-A Focus Report
filed on February 25, 2016.

-11-

ZEUS SECURITIES, INC.
SUPPLEMENTARY INFORMATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSIN AND CONTROL
REQUIREMENTS UNDER RULE 15-C-3-3 OF THE
SECURITIES AND EXHANGE COMMISSION
DECEMBER 31, 2015

Zeus Securities, Inc. is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii) ie., all customer transactions cleared through another broker-dealer on a fully disclosed basis.

Therefore, the following reports are not presented:

A)   Computation for Determination of Reserve Requirement under Rule 15c3-3.

B)   Information Relating to the Possession or Control Requirements under Rule 15c3-3.

Zeus Securities, Inc.
71 Paddington Circle
Smithtown, NY 11787

Assertions Regarding Exemption Provisions
For Year Ended December 31, 2015

Zeus Securities, Inc. operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable

To our best knowledge and belief, we have met the identified exemption provisions in 240.15c33(k) throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

X _____

William Fettig
General Securities Principal

March 9, 2016

- 13 -



RSGNC&S
RAPHAEL SANDERS GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg CPA
Mark Raphael CPA
Gary Sanders CPA
Floria Samii-Nikpour CPA
Allan B. Cohen CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Zeus Securities, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Zeus Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Zeus Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Zeus Securities, Inc. stated that Zeus Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Zeus Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Zeus Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raphael Sanders Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Sanders Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
Woodbury, New York

March 9, 2016